Exhibit 99.2

May 10, 2023

British Columbia Securities Commission

Alberta Securities Commission

Autorite des marche financiers

Manitoba Securities Commission

New Brunswick Securities Commission
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Nunavut
Saskatchewan Securities Commission
Superintendent of Securities, Newfoundland and Labrador
Superintendent of Securities, Prince Edward Island
Superintendent of Securities, Yukon Territory
Superintendent of Securities, Northwest Territories
Toronto Stock Exchange

Re: Report of Voting Results

In accordance with Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, we advise of the results of the voting on the matters submitted to the virtual annual general and special meeting (“Meeting”) of the shareholders of New Gold Inc. (“Company”) held on May 9, 2023.

The matters voted on at the Meeting and the results of the voting were as follows:

Item 1: Setting the size of the board of directors

On a vote by ballot, the number of directors of the Company is set at eight. In connection with the Meeting, valid proxies in respect of this resolution were received as follows:

Number of Shares		Percentage of Votes Cast
Votes For	Votes Against	Votes For	Votes Against
376,508,298	1,129,362	99.70%	0.30%

Item 2: Election of Directors

On a vote by ballot, each of the eight nominees in the Company’s management information circular dated March 24, 2023 (“Circular”) were elected as directors of the Company. In connection with the meeting, valid proxies in respect of this resolution were received as follows:

Director Nominee	Number of Shares		Percentage of Votes Cast
	Votes For	Votes Withheld	Votes For	Votes Withheld
Patrick Godin	375,353,392	2,284,268	99.40%	0.60%

New Gold Inc. Brookfield Place, 181 Bay Street, Suite 3320, Toronto, ON M5J 2T3	T +1 416 324 6000 F +1 647 776 7554

www.newgold.com

Director Nominee	Number of Shares		Percentage of Votes Cast
	Votes For	Votes Withheld	Votes For	Votes Withheld
Geoffrey Chater	374,964,364	2,673,297	99.29%	0.71%
Nicholas Chirekos	369,715,920	7,921,741	97.90	2.10%
Gillian Davidson	371,400,854	6,236,806	98.35%	1.65%
Thomas McCulley	374,714,760	2,922,900	99.23%	0.77%
Margaret Mulligan	374,421,102	3,216,558	99.15%	0.85%
Ian Pearce	358,660,190	18,977,471	94.97%	5.03%
Marilyn Schonberner	370,150,918	7,486,743	98.02%	1.98%

Item 3: Appointment of Auditor

On a vote by ballot, Deloitte LLP was appointed as the auditor of the Company to hold office until the close of the next annual meeting of shareholders or until their successors are appointed, and the directors of the Company were authorized to fix the remuneration of the auditor. In connection with the Meeting, valid proxies in respect of this resolution were received as follows:

Number of Shares		Percentage of Votes Cast
Votes For	Votes Withheld	Votes For	Votes Withheld
382,701,385	69,182,751	84.69%	15.31%

Item 4: Approval of amendments and approval of unallocated performance share units issuable under the long term incentive plan

On a vote by ballot, unallocated performance share units issuable under the Company’s long term incentive plan were approved and authorized until the date of the Company’s annual shareholders’ meeting to be held in 2026 (provided that such meeting is held on or before May 9, 2026). The Company received the following votes from shareholders in respect of this resolution:

Number of Shares		Percentage of Votes Cast
Votes For	Votes Against	Votes For	Votes Against
353,851,586	23,786,074	93.70%	6.30%

New Gold Inc. Brookfield Place, 181 Bay Street, Suite 3320, Toronto, ON M5J 2T3	T +1 416 324 6000 F +1 647 776 7554

www.newgold.com

Item 5: Say on Pay Advisory Vote

On a vote by ballot, the shareholders accepted the Board’s approach to executive compensation. The Company received the following votes from shareholders in respect of this resolution:

Number of Shares		Percentage of Votes Cast
Votes For	Votes Against	Votes For	Votes Against
255,628,226	122,008,434	67.69%	32.31%

Yours truly,
New Gold Inc.

/s/ Sean Keating

Sean Keating
Vice President, General Counsel
and Corporate Secretary

New Gold Inc. Brookfield Place, 181 Bay Street, Suite 3320, Toronto, ON M5J 2T3	T +1 416 324 6000 F +1 647 776 7554

www.newgold.com